1-14947




05056551

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
WASH. D.C.
198
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended .... November 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to...........
Commission file number..................................

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN (the "Plan")

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC.
520 Madison Avenue
12th Floor
New York, New York 10022

B

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements and Supplementary Information (With Independent Auditors' Report Thereon)

(b) Exhibit 1 - Report of the Independent Registered Public Accounting Firm Consent

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN

Date: May 26, 2005

By: /s/ Melvin W. Locke, Jr.
Melvin W. Locke, Jr.,
Executive Vice President and Director of People Services, Jefferies & Company, Inc., and member of the Administration Committee



JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

November 30, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule

Note: Supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Jefferies Group, Inc.
Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year), as of November 30, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
April 29, 2005

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

November 30, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value (note 3):			
Cash	$	1,092,464	694,569
Equity securities		53,668,060	41,378,300
Mutual funds		119,993,683	101,909,871
Participant loans		3,431,845	3,288,758
Total investments		178,186,052	147,271,498
Non-interest bearing cash		3,392	—
Receivables:			
Due from custodian for pending trades		756,857	—
Other		—	2,716
Total receivables		756,857	2,716
Total assets		178,946,301	147,274,214
Liabilities:			
Accrued expenses		46,774	29,774
Total liabilities		46,774	29,774
Net assets available for benefits	$	178,899,527	147,244,440

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended November 30, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 1,767,650	1,250,193
Net appreciation in fair value of investments (note 3)	17,674,511	15,360,027
Total investment income	19,442,161	16,610,220
Contributions:		
Employer	2,707,462	2,024,533
Participants	16,505,942	11,824,917
Transfers from related plan	427,000	644,654
Total contributions	19,640,404	14,494,104
Total additions	39,082,565	31,104,324
Deductions from net assets attributed to:		
Benefits paid to participants	7,106,294	17,037,597
Administrative expenses	321,184	273,459
Total deductions	7,427,478	17,311,056
Net increase	31,655,087	13,793,268
Net assets available for benefits:		
Beginning of year	147,244,440	133,451,172
End of year	$ 178,899,527	147,244,440

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2004 and 2003

(1) Description of the Plan

The following description of the Jefferies Group, Inc. Employees' Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) *General*

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2002, the Administrative Committee of the Plan amended the Plan to be a multiple-employer plan and designated Bonds Direct, Inc., a related company, as a participating employer under the Plan.

(b) *Contributions*

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $13,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant's compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer's tax-qualified plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, 14 mutual funds (including 2 money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution at a rate of 25% for each dollar contributed by the employee on a pretax basis. The Plan also enables employees to share in the profits of the Company by means of the Company's discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Other discretionary contributions are allocated to participants' profit sharing accounts on the basis of their compensation, as defined in the Plan. Contributions are subject to certain limitations. The Company did not authorize any discretionary contribution during 2004 and 2003.

(c) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(d) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

(e) Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

(f) Payment of Benefits

On termination of service for any reason, a participant with an account balance greater than $5,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant's vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant's vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant's account is less than $5,000, the Company will distribute the vested interest in the participant's account to the participant in the form of a lump-sum payment. To the extent that a participant's account is less than $5,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash.

(g) Forfeited Accounts

At November 30, 2004 and 2003, forfeited nonvested accounts totaled $166,513 and $75,476, respectively. These accounts are normally reallocated among the active participants on the last day of the Plan year based on the level of the active participants' compensation.

(h) Transfers from Related Plan

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the

ESOP into the Plan are done through transfers of Jefferies Group, Inc. stock into the Plan at the current market rate. There were a total of 13,804 and 15,685 shares of Jefferies Group, Inc. stock with a market value of $427,000 and $644,654 that were transferred from the ESOP to the Plan during the years ended November 30, 2004 and 2003, respectively.

(i) Administrative Expenses

All reasonable expenses of administering the Plan are charged to participants and paid out of Plan assets. Expenses are charged to each participant's account on a pro rata basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value all investments. Shares of mutual funds other than the Tukman Equity Fund, which is nonreadily marketable, are valued at the net asset value of shares held by the Plan at year-end. Loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a nonreadily marketable mutual fund. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan's trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Concentration of Investments

Included in the Plan's net assets available for benefits at November 30, 2004 and 2003 is an investment in the Tukman Equity Fund, a nonreadily marketable mutual fund comprising of approximately 16% and 19% of the Plan's investments, respectively. Investment in the common stock of Jefferies Group, Inc. comprises approximately 27% and 24% of the Plan's investments as of November 30, 2004 and 2003, respectively.

(Continued)

(e) ***Risks and Uncertainties***

The Plan provides for various investment options in mutual funds, equity securities, and a self-directed brokerage account. The equity security investment options consist of the common stock of Jefferies Group, Inc. and ITG, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amount reported in the accompanying statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) ***Payment of Benefits***

Benefits are recorded when paid.

(g) ***Reclassification***

Certain amounts for prior period's presentation have been reclassified to conform to the current year's presentation.

(3) Investments

The following presents investments, with those that represent 5% or more of the Plan's net assets separately identified:

	2004	2003
Equity securities:		
Jefferies Group, Inc. Common Stock	$ 48,152,993	35,678,288
Mutual funds:		
Tukman Equity Fund	29,365,462	28,077,567
Fidelity Magellan Fund	15,097,253	13,141,940
Fidelity Growth and Income Fund	14,047,457	11,703,461
Fidelity OTC Portfolio Fund	10,339,861	8,837,042
Fidelity Retirement Money Market Fund	12,676,126	11,746,831
Fidelity Spartan U.S. Equity Index Fund	11,412,774	8,276,926
All other investments less than 5%	37,094,126	29,809,443
Total investments	$ 178,186,052	147,271,498

(Continued) //

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

	2004	2003
Equity securities	$ 10,875,996	6,197,515
Mutual funds	6,798,515	9,162,512
	$ 17,674,511	15,360,027

(4) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2004 and 2003 amounted to $321,184 and $273,459, respectively.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). As the Plan has not been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

November 30, 2004

Identity of issuer	Description of asset	Current value
	Cash:	
Fidelity Management Trust Company*	Brokeragelink Fund (1,092,464 shares)	$ 1,092,464
	Equity securities:	
Jefferies Group, Inc.*	Jefferies Group, Inc. Common Stock (1,185,450 shares)	48,152,993
ITG, Inc.*	ITG, Inc. Common Stock (329,061 shares)	5,515,067
	Mutual funds:	
Tukman Capital Management Inc.	Tukman Equity Fund (8,245,992 shares)	29,365,462
Neuberger Berman, Inc.	NB High Income Bond Inv (31,913 shares)	303,173
Fidelity Management Trust Company*	Fidelity Magellan Fund (148,493 shares)	15,097,253
Fidelity Management Trust Company*	Fidelity Growth and Income Fund (374,499 shares)	14,047,457
Fidelity Management Trust Company*	Fidelity Intermediate Bond Fund (534,071 shares)	5,607,744
Fidelity Management Trust Company*	Fidelity OTC Portfolio Fund (305,191 shares)	10,339,861
Fidelity Management Trust Company*	Fidelity Overseas Fund (155,819 shares)	5,361,745
Fidelity Management Trust Company*	Fidelity International Discovery Fund (83,041 shares)	2,253,738
Fidelity Management Trust Company*	Fidelity Asset Manager Fund (117,467 shares)	1,879,476
Fidelity Management Trust Company*	Fidelity Low Price Fund (42,401 shares)	1,662,104
Fidelity Management Trust Company*	Fidelity Asset Manager Growth Fund (154,694 shares)	2,277,097
Fidelity Management Trust Company*	Fidelity Asset Manager Income Fund (64,067 shares)	804,043
Fidelity Management Trust Company*	Fidelity Small Capital Stock Fund (84,634 shares)	1,537,797
Fidelity Management Trust Company*	Fidelity Strategic Income Fund (139,725 shares)	1,506,231
Fidelity Management Trust Company*	Fidelity Retirement Money Market Fund (12,676,126 shares)	12,676,126
Fidelity Management Trust Company*	Fidelity Retirement Government Money Market Fund (2,574,653 shares)	2,574,653
Fidelity Management Trust Company*	Fidelity Spartan U.S. Equity Index Fund (273,294 shares)	11,412,774
Fidelity Management Trust Company*	Brokeragelink Fund (1,286,949 shares)	1,286,949
	Participant loans:	
Participant loans*	855 loans, various maturities; balance collateralized by 215 participant accounts, interest rates range from 3.75% to 9.00%	3,431,845
Totals		$ 178,186,052

* Party-in-interest investment.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Exhibit 1

Report of Independent Registered Public Accounting Firm Consent

The Administrative Committee
The Jefferies Group, Inc.
Employees' Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333-32075), dated July 25, 1997, on Form S-8 of Jefferies Group, Inc. of our report dated April 29, 2005 with respect to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of November 30, 2004, which report appears in the November 30, 2004 annual report on Form 11-K of the Jefferies Group, Inc. Employees' Profit Sharing Plan.

KPMG LLP

Los Angeles, California
May 27, 2005